Mail Stop 3233
                                                            March 16, 2018


Via E-mail
Greg Steinberg
Senior Vice President and General Counsel, Platform Ventures, LLC
Platform Ventures Diversified Housing REIT, LLC
4220 Shawnee Mission Parkway, Suite 200B
Fairway, Kansas 66205

       Re:     Platform Ventures Diversified Housing REIT, LLC
               Draft Offering Statement on Form 1-A
               Submitted February 16, 2018
               CIK No. 0001726676

Dear Mr. Steinberg:

       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.
Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you plan to offer your shares through an online investment platform owned and operated by Platform Technologies, LLC, an affiliate of your Sponsor, and that you intend to rely on the exemption from registration contained in Exchange Act Rule 3a4-1.
       We further note that you plan to reimburse your Manager for formation and offering expenses, including expenses associated with marketing this offering, which are expected to be approximately $1,000,000. Please provide us supplementally with your analysis of your ability to rely on the exemption from registration contained in Exchange Act Rule
       3a4-1. In your response, please specifically address the expense reimbursements referred to above. Additionally, please clarify whether Platform Technologies, LLC will be compensated for its operation of the online investment platform.
 Greg Steinberg
Platform Ventures Diversified Housing REIT, LLC
March 16, 2018
Page 2

2. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust
       II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of
       Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

3. We note that you may conduct the share redemption plan during the offering period of the shares being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption plan. We urge you to consider all the elements of your share redemption plan in determining whether the program is consistent with the class relief granted by the
       Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the plan is entirely consistent with that class exemption you may contact the Division of Trading and
       Markets.

4. We note your disclosure under the heading "Plan of Operation Valuation Policies"
       starting on page 113. Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Offering Summary

Management Compensation, page 21

5. Please disclose the estimated acquisition/origination fees and investment management fees, assuming the maximum amount is raised and assuming you utilize your target leverage, or advise us why you are unable to calculate such fees at this time. Please refer to Item 4.B of Industry Guide 5.

Valuation Policies, page 27

6. We note that for purposes of calculating monthly NAV, your properties will initially be valued at their purchase price, which you expect to represent fair value at that time.
       Please tell us how you have concluded that the purchase prices of the Seed Properties represent fair market value. In that regard, we note from disclosure on page 18 that the purchase price for Orchard Corners and Domain will be equal to your Sponsor's cost to acquire the asset plus certain fees. In addition, we note from your disclosure on page 74 that the amount you will pay for your 38.15% interest in Oxford will be significantly less than the appraised value as of November 2017.
 Greg Steinberg
Platform Ventures Diversified Housing REIT, LLC
March 16, 2018
Page 3

Monthly Share Price Adjustments, page 28

7. We note your disclosure that subscriptions received "on or before the 5th business day before the end of the month will be executed at a price equal to [your] NAV per share for such class determined as of the previous month-end and which will generally be published by the 15th day of that month." Please revise to clarify at what price you will execute subscriptions received after the 5th business day before the end of the month.

8. Please revise your discussion to describe your subscription process in more detail.
       Explain when you will accept subscriptions and what the price will be at the time of acceptance. In this regard, it appears that subscriptions may be submitted prior to the time that the transaction price will be available. Additionally, we note that sections 1.1 and 1.5 of the Subscription Agreement indicate that subscriptions are irrevocable until the common shares are issued, the purchase is rejected by you, or you otherwise determine not to consummate the transaction. Please tell us how investors will comply with these subscription procedures. Please also clarify the information regarding price that will be available to an investor at the time the investor is contractually committed to purchase.

Estimated Use of Proceeds, page 70

9. Please revise your disclosure to state the approximate amount of proceeds intended to be used for each purpose identified. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof.

Business and Properties

Our Seed Assets, page 72

10. Please clarify how "Projected Company Equity Investment at Close" is calculated and clarify the total purchase price that you will pay to acquire each asset.

Other Property Information

Description of Our Seed Assets

Our Acquisition of Oxford from the Sponsor Fund, page 74

11. We note your disclosure that RC Bridge's interest in the investment vehicle has been reduced over time as interests in the investment vehicle have been syndicated to other investors. Please include risk factor disclosure addressing the risk that your interest in this investment vehicle may be reduced over time, or advise us why such disclosure is not material.
 Greg Steinberg
Platform Ventures Diversified Housing REIT, LLC
March 16, 2018
Page 4


Mortgage Financing, page 78

12. We note your disclosure that you intend to employ leverage in order to provide additional funds to support your investment activities. Please revise to clarify whether you currently intend to assume any new or existing debt in connection with your acquisition of interests in the Seed Assets.

Management

Compensation of Executive Officers, page 88

13. We note your disclosure that you "will indirectly bear some of the costs of the compensation paid to [executive officers of your Manager], through fees we pay to our
       Manager and/or Sponsor." In future filings that require Item 402 or Item 404 of
       Regulation S-K disclosure, please disclose the amount of fees paid to the Manager and its affiliates, break out the amounts paid pursuant to the investment management fee, annual performance fee, and the reimbursement provisions, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Principal Shareholders, page 95

14. We note that Platform Ventures, LLC currently beneficially owns 100 shares, is expected to purchase at least $250,000 of Class A shares after the Minimum Threshold is met, and thereafter will continue to acquire Class A shares pro rata (5.0%) up to a cap of $2.5 million, or more in its discretion. Please revise to disclose the natural person(s) that controls the voting and/or dispositive rights for the shares held by Platform Ventures,
       LLC by footnote or otherwise in your beneficial ownership table.

Conflicts of Interest

Formation Transactions, page 96

15. Please revise your disclosure to identify the affiliates of your Sponsor from which you intend to acquire the Seed Assets and the total price you expect to pay for such assets.
       Please also disclose the amount of the purchase price that represents transaction costs,
       Warehousing Fee, Acquisition Fee, and Origination Fee, as applicable, and (in the case of
       Oxford) interest charge. Refer to Item 404 of Regulation S-K. Additionally, please disclose the cost of the Seed Assets to the sellers. Refer to Item 23 of Form S-11.
 Greg Steinberg
Platform Ventures Diversified Housing REIT, LLC
March 16, 2018
Page 5

Prior Performance Summary, page 122

16. You state on page A-1 that you have not provided performance information for your Prior
       Programs in the tables because none of the Prior Programs have a similar investment objective to yours. However, Guide 5 indicates that, if a sponsor has not sponsored at least five programs with similar investment objectives, then information must be given for each prior program, public or nonpublic, even if the investment objectives for those programs are not similar to those of the registrant. Refer also to CF Disclosure Guidance
       Topic No. 6. Please revise to provide such information or explain to us why such disclosure is not material.

Material Adverse Developments on Prior Programs, page 124

17. Please revise to specifically describe any material adverse business developments experienced by the Prior Programs, or explain to us why such disclosure is not material.

Description of the Partnership Agreement of Our Operating Partnership, page 138

18. Please revise to clarify the percentage of limited partner interests you expect to hold in the operating partnership.

Plan of Distribution, page 170

19. We note your disclosure that your Sponsor may in its discretion acquire Class A shares to permit you to meet the Minimum Threshold. Please revise to disclose the maximum amount of such possible purchases and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455, Question 79 (Mar. 3,
1983).

Unaudited Pro Forma Condensed Financial Information, page F-8

20. We note your disclosure on page 18 that you will fund any shortfall of offering proceeds for the acquisition of the Seed Assets through a bridge loan funded by an affiliate of your
       Sponsor. Please clarify if you have a firm commitment from the affiliate and if there is a definitive agreement for the acquisition. If not, tell us how you determined that the acquisition is factually supportable.

21. We note your disclosure on page F-9 that you believe that the proposed acquisition of the
       Seed Assets is considered a transaction between entities under common control. Please tell us the ownership structure of each of the referenced entities and the relationship of each entity with the Company and the Sponsor before and after the acquisition. Also, provide your analysis of ASC 805-50 in determining that this is a transaction between entities under common control.
 Greg Steinberg
Platform Ventures Diversified Housing REIT, LLC
March 16, 2018
Page 6


22. Given your determination of common control as indicated above tell us how you considered evaluating the significance of Oxford at Country Club and Orchard Corners, the excluded properties, as a group of related properties.

23. We note your disclosure on page F-9 that you measured significance of the Seed Assets as compared to total projected assets as of the date of acquisition plus expected offering proceeds. Please tell us your basis for including both the total assets to be acquired and expected offering proceeds in the denominator.

24. Please explain to us the consideration you gave to identifying the entities that owned the properties as the predecessor and how you determined that providing financial statements under Rule 8-06 instead of Rule 8-02/8-03 of Regulation S-X was appropriate.

Unaudited Pro Forma Condensed Statements of Income, page F-10

25. We note your disclosure on page F-5 that you intend to enter into a management agreement with PVDH Manager, LLC. Please tell us how you considered the impact of this agreement on the pro forma financial statements.

26. Please tell us your basis for not presenting net loss applicable to non-controlling interests in the pro forma condensed statements of income.

27. Please tell us your basis for not presenting a pro forma condensed statement of income for the period ended December 31, 2016.

Unaudited Pro Forma Condensed Balance Sheet, page F-11

28. With respect to footnote (b), please tell us how you determined that the acquisition of
       Domain is an asset acquisition under ASC 805.

29. Please tell us how you determined the purchase price equivalent for Domain and how you determined that it is the appropriate carryover basis for this property.

30. We note that you have reflected new financing obtained by Domain in January 2018 as adjustment (e). Please tell us if this debt will be assumed by the Company in connection with the acquisition. If not, please tell us why is appropriate to include legacy debt in the pro forma financial statements. This adjustment, as well as adjustment
(c), should reflect
       the impact of new financing to be obtained by the Company, to the extent that it is factually supportable.
 Greg Steinberg
Platform Ventures Diversified Housing REIT, LLC
March 16, 2018
Page 7

Subscription Agreement, page B-1

31. We refer you to sections 1.6 and 3.6 of the form of subscription agreement, which indicate that a subscriber must represent that it has "received and read a copy of the
       Operating Agreement," that it "understands and is fully cognizant of the risk factors related to the purchase of the Common Shares," and that it "has read, reviewed and understood the risk factors set forth in the Offering Circular." Please provide us with your analysis of how these representations are consistent with Section 14 of the Securities
       Act. Please refer to the Commission's guidance regarding impermissible legends or disclaimers, contained in Securities Offering Reform Release No. 33-8591
(2005).

       You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or Kristi Marrone
Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202)
551-3207 or me at (202) 551-3401 with any other questions.


                                                            Sincerely,

                                                            /s/ Jennifer
Gowetski

                                                            Jennifer Gowetski
                                                            Senior Counsel
                                                            Office of Real
Estate and
                                                            Commodities
cc:    Mark Schonberger
       Goodwin Procter LLP